ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

‘CORRESP’

August 31, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)
Form 10-KSB for the year ended September 30, 2004
Form 10-QSB for the quarter ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated August 18, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Before we respond to specifics in your letter of August 18, 2005, we would like to take moment to discuss the issues relating to “distinguishing intangible assets from goodwill” as stated by the AICPA Board in SFAS 141 Appendix B.

In paragraphs B149 and B150, the Board has identified two primary reasons for determining whether an acquired intangible asset should be recognized apart from goodwill. First and we quote “the Board affirmed the conclusion it reached prior to issuance of the 1999 Exposure Draft that the decision usefulness of financial statements would be enhanced if intangible assets acquired in a business combination were distinguished from goodwill.”

It is our opinion that the acquisitions of DevElements, Iplicity and Seven Corp. did not have any distinguishable assets (other than Iplicity’s software platform which we booked at $65,000 ) from goodwill and, furthermore, if we had valued software or customer contracts acquired, we would be not be enhancing our statements but potentially misleading the readers of our financial statement. Our 8-K Current Report in July 2004 is a statement of fact. We may want to add additional clarification as to the primary benefits the Company received from the acquisition.

This conclusion was based on two underling factors: a) the software developed by DevElements as disclosed in the July 8-K Current Report was specifically developed for DevElememts’ prior customers based on the customer’s criteria and had limited use for other companies without significant customization; and b) customer contracts for DevElements and Iplicity at acquisition were short term and contained at-will termination clauses. Seven’s contracts also had at-will termination clauses and were for specific employees.

It is our opinion that this software required substantial investment and ongoing support to have significant value if any at the date of acquisition. However, we also realized that a group of software engineers capable of producing and implementing software projects would be a key factor in the future growth of the Company. This “assembled work force” was the primary reason for the acquisitions and their historical track record of success would give the Company credibility in the software development market.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10-Acquisitions, page 28

1.	Augmenting the Company’s earlier with respect to the DevElements acquisition and in light of the disclosure in our Form 8-K filed on July 23, 2004, we do not believe that the following assets:

a)	software and related documentation consisting of the Propster suite of software products and the DEX suite of software products, objects and source codes controlled by DevElements;

b)	all products in source code and object code;

c)	existing license agreements between DevElements and its customers relating to products acquired;

d)	generic code pertaining to products and derivative works;

e)	third party software licenses; and

f)	customer contracts

acquired meet the criteria required to be distinguished separately from goodwill as outlined by the Board in SFAS 141 Appendix B. Specifically, paragraph B151, “the 1999 Exposure Draft proposed that intangible assets that are identifiable and reliably measurable should be recognized as assets apart from goodwill.” In the 2001 Exposure Draft paragraph B152, the Board modified the proposed recognition criteria to provide a clearer distinction between intangible assets that should be recognized apart from goodwill if it meets either a) “control over future economic benefits of the asset results from contractual or legal rights or b) the intangible asset is capable of being separated or divided and sold, transferred, licensed, rented, or exchanged.” Items listed above as a, b, c, d and e, at the date of acquisition, a) the software assets acquired had no significant (less than a few thousand dollars) contractual economic benefits and b) the software assets were incapable of being sold, transferred, licensed, rented, or exchanged without making significant changes. No other company could on a practical basis use that software without the help and expense of the engineers who created it. At best, the software acquired might be used to market additional software engineering consulting revenue, but separately had no reliably measurable value.

We have reviewed the customer contracts and determined that they were non-transferable without the work force and had no excessive profit over standard business profit margins. Therefore, we did not assign any value to them.

2.

The “Cashmere” software acquired from Iplicity, which was the original frame work for our ‘Vista” product has been enhanced by us, but the product was fully capitalized at the date of acquisition. We do not know of any research and development cost expensed by Iplicity on our behalf prior to acquisition. Recently, Microsoft has opened its platforms freely to all software developers and, therefore, we have converted the Java code used in “Cashmere” to be compatible to the Microsoft platforms. This software product does have alternative future use.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheet, page 4

3.

The Company did record a preferred stock dividend as a result of the March 2005 Convertible Preferred Stock issuance. However, the Company did not have retained earnings at March 31, 2005 rather an accumulated deficit. Hence, the journal entry would be a debit to and credit to additional paid-in capital. We did show the dividend increasing the loss available for common shareholders on the statement of operations but there was no effect on the balance sheet.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently responds to the Staff’s comments. We appreciate the Staff’s prompt review of this correspondence and we will contact the Staff within the next few days to ascertain if there remain any open issues regarding this response

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO